November 7, 2019

Don Bosch
Chief Executive Officer
COCANNCO, INC.
11 West Hampden Ave.
Suite L100
Englewood, CO 80110

       Re: COCANNCO, INC.
           Offering Statement on Form 1-A
           Filed October 15, 2019
           File No. 024-11098

Dear Mr. Bosch:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A Filed October 15, 2019

Part II
Offering Circular Summary
The Company, page 5

1. We note that you have checked the box indicating you meet the criteria for eligibility for the use of Form 1-A Securities Act Rule 251(b)(3) and are "actively engaged in the implementation and deployment of [your] business plan." Please disclose the activities you are engaged in to further your business plan. For example, disclose the current stage of development of your proprietary software platform, given your disclosure on page 16 that in the first six-months following qualification of your Form 1-A you plan to "[f]inish the development of [y]our proprietary software platform." Please also reconcile inconsistencies or revise to remove statements that suggest that you are currently providing consulting services, as you do on pages 5 and 20. In this regard, we note that
 Don Bosch
FirstName LastNameDon Bosch
COCANNCO, INC.
Comapany 7, 2019
November NameCOCANNCO, INC.
November 7, 2019 Page 2
Page 2
FirstName LastName
         you disclose you are a development stage company that has had minimal operating history and no revenues to date.
Plan of Distribution, page 13

2. We note the references throughout your offering circular to your company being a
         "public company," providing periodic reports to your investors under the Exchange Act, and conducting this offering though a "direct public offering." Unless you plan on registering your common stock pursuant to Section 12 of the Securities Exchange Act of
         1934, your company will have no continuing reporting obligation under the Exchange Act following qualification of this Tier II Regulation A offering, and you should remove all references to your company being a "public company" and conducting this offering as a
         "directed public offering."
Use of Proceeds, page 15

3. Please describe the "identified projects" to which you refer when you reference
         "Development costs associated with identified projects." Refer to Item 6 of Part II of
         Form 1-A.
Item 7: Description of Business, page 16

4. Please describe the nature of the products and supplies for which you intend to supply order aggregation to U.S. companies in the cannabis industry. In addition, please revise your discussion of government regulations to address any regulatory requirements applicable to your company that address the potential impact of federal and state laws related to engaging in a cannabis-related business. Also, disclose any material risk factors to your business as a result of your cannabis-related business plan. Refer to Item 7(a) of
         Part II of Form 1-A.

Item 10: Directors, Executive Officers and Significant Employees, page 23

5. Please revise your disclosure to provide an account of the business experience during each of the past five years of each director, executive officer, person nominated or chosen to become a director or executive officer, and each significant employee, including his or her principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 10(c) of Part II of Form
1-A.
Item 11. Compensation of Directors and Executive Officers, page 25

6. Please describe all proposed compensation to be made in the future pursuant to any ongoing plan or arrangement to the three highest paid persons who were executive officers or directors during the issuer's last completed fiscal year and to the issuer's directors for the issuer's last completed fiscal year, or tell us why the disclosure is inapplicable to you.
 Don Bosch
COCANNCO, INC.
November 7, 2019
Page 3
         Refer to Item 11(d) of Part II of Form 1-A.
Item 14. Securities Being Offered, page 26

7. Please discuss in the summary and risk factor sections the disparate voting rights and terms that your preferred shareholders have as compared to common shareholders. In this regard, we note your disclosure here that each share of preferred stock is entitled to five voting rights and is convertible to five shares of common stock. Signatures, page 29

8. Please revise to provide the signatures of a majority of the members of your board of directors. Refer to the Instructions to Signatures in Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at 202-551-3797 or Jennifer L pez at 202-551-3792 with any other questions.



FirstName LastNameDon Bosch                                   Sincerely,
Comapany NameCOCANNCO, INC.
                                                              Division of
Corporation Finance
November 7, 2019 Page 3                                       Office of Trade &
Services
FirstName LastName